UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hellenic Telecommunications Organization S.A.

(Name of Issuer)

Common Registered Shares, nominal value EUR 2.39 per share

(Title of Class of Securities)

X3258B 102

(CUSIP Number)

Guido Kerkhoff

Senior Vice President

Chief Accounting Officer

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2008 (the “Schedule 13D”), of Deutsche Telekom AG (“DTAG”), with respect to the common registered shares, nominal value EUR 2.39 per share (the “Shares”), of Hellenic Telecommunications Organization S.A. (“OTE”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

In the Schedule 13D, DTAG disclosed that it intended to amend the Schedule 13D to file a copy of the HR Purchase Agreement and the Shareholders’ Agreement and provide a fuller description of the material terms and conditions of the agreements in the event that the Government Approval Conditions were met. The Greek Parliament ratified the HR Purchase Agreement and the Shareholders’ Agreement on June 19, 2008. Although certain other relevant regulatory clearances have not yet been received, DTAG is amending the Schedule 13D by means of this Amendment to provide such description. The description of the HR Purchase Agreement included in the Schedule 13D and the description of the Shareholders’ Agreement included in this Amendment are qualified in their entirety by reference to the HR Purchase Agreement and the Shareholders’ Agreement, a copy of each of which is attached as an Exhibit hereto and incorporated herein by reference.

The effectiveness of the Shareholders’ Agreement is expressly conditioned on the satisfaction of the Governmental Approval Conditions and the acquisition of the Sale Shares. As previously disclosed, the agreement will become effective on the date that the last of such conditions precedent shall have been satisfied and will remain in force for as long as HR holds at least 5% of the total voting rights in OTE. If DTAG holds less than 25% of the total voting rights in OTE, HR shall have the right in most circumstances to terminate the agreement by notice to DTAG.

As previously disclosed, the Shareholders’ Agreement contains several provisions of the type customary for an agreement among significant shareholders of a company that would become effective upon the effectiveness of the Shareholders’ Agreement. A summary of these provisions follows.

Corporate Governance

Under the Shareholders’ Agreement, HR and DTAG have agreed that the OTE board of directors shall consist of ten directors, at least two of whom shall be independent directors. Each of HR and DTAG will have the right to nominate five directors including at least one independent director. HR and DTAG have also agreed that the audit committee will have four members and that each will nominate two of the members. Decisions of the board shall pass by simple quorum and majority other than with respect to certain veto rights retained by HR.

HR and DTAG have agreed that as of the effective date the person acting as Chairman and Managing Director at the date of the Shareholders’ Agreement shall be re-elected. The Chairman and Managing Director is Mr. Panagis Vourloumis.

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In the future, if DTAG and HR agree that a single person will hold the offices of Chairman and Managing Director, DTAG shall have the right to nominate such person and HR shall vote in favor of such nominee. DTAG and HR have agreed to procure that the Statuts of OTE be amended as soon as possible after the Shareholders’ Agreement and the HR Purchase Agreement have been ratified by the Greek parliament so that the Chairman and Managing Director shall have a casting vote on all matters requiring a decision of the OTE board other than, among other things, certain matters over which HR retains veto rights, as described below, the constitution of the OTE board into a body, the appointment of the audit committee members and the convocation of a general meeting of OTE shareholders.

If DTAG and HR do not agree that a single person will hold the offices of Chairman and Managing Director, then the Chairman shall not have the right to a casting vote and DTAG and HR will procure that the Statuts are amended accordingly. In this case, HR shall have the right to nominate the Chairman and DTAG shall vote in favor of such nominee, and DTAG will have the right to nominate the Managing Director and HR shall vote in favor of such nominee. Where the offices of the Chairman and the Managing Director are held by different persons, an Executive Committee may be established consisting of four persons, two of whom shall be nominated by DTAG and two by HR. The chairman of the Executive Committee will be the nominee of DTAG. In the event of the establishment of an Executive Committee, the OTE board will delegate all matters permitted by it under law to be delegated to the responsibility of the Executive Committee, other than, among other things, those matters over which HR retains veto rights, as described below, the constitution of the OTE board into a body, the appointment of the Audit Committee and the convocation of a general meeting of OTE shareholders.

In the event that HR holds less than 15% of the total voting rights in OTE, the Shareholders’ Agreement provides that the OTE board will be revised to consist of eleven directors, two of whom shall be independent directors, HR shall have the right to nominate five of the directors and DTAG shall have the right to nominate six of the directors. In this case, decisions of the OTE board shall be passed by simple majority and quorum, other than with respect to certain matters over which HR retains veto rights, as described below.

In the event that DTAG holds less than 25% of the total voting rights in OTE, the OTE board will be revised to consist of eleven directors, two of whom shall be independent directors, and HR shall have the right to nominate six of the directors and DTAG shall have the right to nominate five of the directors. In this case, decisions of the OTE board shall be passed by simple majority and quorum, unless otherwise required by Greek corporate law and the Statuts.

HR shall have a veto right with respect to the following:

•	matters falling within the scope of paragraph 3 of article 11 of Greek Law 3631/2008 that relate to OTE or any OTE Group Company (as long as HR holds at least 5% of the total voting rights in OTE);

•	approval of the financial statements of OTE for submission to the general meeting of shareholders;

•

any mater falling within the scope of paragraph 3 of article 29 of the Greek Company Law and relating to OTE, as well as a change in scope of the OTE group companies as described in their articles of association to the extent that such OTE company is engaged in core electronic communications services;

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•	any change in the registered seat and primary headquarters of OTE in Greece;

•	distribution of extraordinary dividends or approval of share buybacks by OTE or any partially owned OTE group company in certain circumstances;

•	distribution of interim dividends by OTE or any partially owned OTE group company;

•	the issuance of new external financial debt or debt convertible into or exchangeable for OTE shares in certain circumstances;

•	changes in the powers vested upon the Managing Director in certain circumstances;

•	changes in the powers of the Executive Committee;

•	change in the primary listing jurisdiction of the Shares from Greece;

•	disposals or acquisitions by OTE or any OTE group company where the value is greater than 20% of OTE’s total assets or total revenues;

•	any change in the name of OTE or any OTE group company that contains “ote” in its name;

•	any change to the brandings of OTE or any OTE group company for the first two years following effectiveness of the Shareholders’ Agreement;

•	entering into certain related party transaction with the DTAG group above EUR 30 million adjusted by the average yearly inflation.

Standstill

From May 14, 2008, until December 31, 2011 (the “Standstill Period”), the DTAG group are not permitted to acquire voting rights in OTE through the purchase of OTE shares or otherwise without HR’s consent, such that DTAG’s total voting rights in OTE would exceed 25% plus one of the total voting rights in OTE. These standstill arrangements cease if HR’s voting rights in OTE fall below 20%, provided that the aggregate holding of HR and DTAG in OTE does not exceed 60% until the end of the Standstill Period. DTAG has the right to participate pro rata in any equity or hybrid equity offerings by OTE, provided that DTAG’s voting rights do not increase about the percentage of voting rights its holds at the time of any such equity or hybrid equity offerings without the consent of HR.

Lock-up

During the Standstill Period, following effectiveness of the Shareholders’ Agreement, the DTAG group may not transfer or encumber the OTE shares held by any member of the DTAG group to any person including another member of the DTAG group without the consent of HR. In addition, so long as the Shareholders’ Agreement is in effect, no disposal or encumbrance over any voting rights held by HR or any member of the DTAG group is permitted without the written consent of the other party including disposals among or encumbrances to members of the DTAG group or entities controlled by HR.

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General Right of First Refusal

Upon effectiveness of the Shareholders’ Agreement, each of HR and DTAG have granted the other party a general right of first refusal for any amount of such party’s remaining stake in OTE at a price equal to the price offered by a bona fide third party acquirer.

DTAG Change of Control

Upon the effectiveness of the Shareholders’ Agreement, HR shall have the right, upon a change of control of DTAG in which the person acquiring control of DTAG does not meet certain requirements (generally being an electronic communications operator of similar size and standing as DTAG in the European Union or the United States), to require DTAG to sell its OTE Shares at a price based on the then current average trading price of the Shares.

Listing; Non-Compete

In addition, upon the effectiveness of the Shareholders’ Agreement, DTAG has agreed to abstain from any actions that would result in the delisting of the OTE shares from the Athens Exchange, unless required under applicable legislation. DTAG has also agreed not to compete with the OTE business in Albania, Bulgaria, Greece, Romania and Serbia.

Item 7. Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2008

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Vice President Chief Accounting Officer

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EXHIBIT INDEX

Exhibit 1	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated March 15, 2008	*

Exhibit 2	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated April 30, 2008, amending their Letter Agreement, dated March 15, 2008	*

Exhibit 3	Share Purchase Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008

Exhibit 4	Shareholders’ Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008

*	Previously filed as an Exhibit to the Schedule 13D on May 23, 2008.

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